# Tom Kandris Work History

Tom Kandris, the Cofounder & CEO of PackageOne. In 2000, Tom cofounded PackageOne, an innovative and agile manufacturer of corrugated packaging products, which grew from a self-funded startup to an over $60 million enterprise. Tom currently resides on the board of directors for UpLyft.